26 November 2001

Reuters Appoints Marc Duale Managing Director Reuters Asia

Singapore – Reuters, the global news, information and technology group, has appointed Marc Duale, Managing Director Reuters Asia.  He will be responsible for Reuters business throughout Asia as well as Australia and New Zealand and will report to Philip Green, Reuters Chief Operating Officer.  Marc will take up his position in January 2002.

Marc, 49, joined DHL Worldwide Express in 1996 in Brussels, where he was Western Europe and North Africa Director before moving to Hong Kong to become Chief Operating Officer for the Asia Pacific Middle East Region in 1999.  In this role he has been responsible for annual revenues of over US$ 1.3 billion and 17,000 staff.

He worked for American Express in New York and Paris for seven years and was also a consultant at The Boston Consulting Group in Chicago. He is a Master of Science and has a Harvard MBA

End

Contact:

Adrian Duffield	Tel: +44 (0) 20 7542 4890

Reuters Corporate Relations – UK

adrian.duffield@reuters.com

Note to editors:

Reuters (about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation.  Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity.  Reuters makes extensive use of Internet technologies for the widest distribution of information and news.  Reuters is the world’s largest international text and television news agency with 2,157 journalists, photographers and camera operators in 190 bureaux, serving 151 countries.  In 2000 the Group had revenues of £3.59 billion and on 30 June 2001 employed 19,081 staff in 204 cities in 100 countries.  On 1 October 2001 an additional 1,273 staff joined Reuters when the company completed the acquisition of certain Bridge assets.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

26 November 2001

Reuters Appoints Robert Jeanbart Managing Director Reuters UK and Ireland

London – Reuters, the global news, information and technology group, has appointed Robert Jeanbart, Managing Director Reuters UK and Ireland.  He is responsible for Reuters business in the UK and Ireland and reports to Philip Green, Reuters Chief Operating Officer.

Robert, 45, a Swiss national, joined Reuters in 1987. He initially held a number of marketing, product and account management roles in continental Europe. In 1994, he became Managing Director, Reuters Risk Management Systems. In 2000, he was appointed Managing Director, Applications and Enterprise Solutions, becoming responsible for Reuters global risk management and enterprise applications business.

End

Contact:

Adrian Duffield Reuters Corporate Relations adrian.duffield@reuters.com	Tel: +44 (0) 20 7542 4890

Note to editors:

Reuters (about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation.  Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity.  Reuters makes extensive use of Internet technologies for the widest distribution of information and news.  Reuters is the world’s largest international text and television news agency with 2,157 journalists, photographers and camera operators in 190 bureaux, serving 151 countries.  In 2000 the Group had revenues of £3.59 billion and on 30 June 2001 employed 19,081 staff in 204 cities in 100 countries.  On 1 October 2001 an additional 1,273 staff joined Reuters when the company completed the acquisition of certain Bridge assets.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

15 November 2001

Rob Rowley

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

Reuters Group PLC

2)	Name of director

Robert Oscar Rowley

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Robert Oscar Rowley

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of shares

7)	Number of shares/amount of stock acquired

N/A

8)	Percentage of issued class

N/A

9)	Number of shares/amount of stock disposed

30,000

10)	Percentage of issued class

Less than 1%

11)	Class of security

Ordinary shares

12)	Price per share

£7.77

13)	Date of transaction

14 November 2001

14)	Date company informed

14 November 2001

15)	Total holding following this notification

103,059 (Plus 5,606 shares non beneficially owned)

16)	Total percentage holding of issued class following this notification

Less than 1%

If a director has been granted options by the company please complete the following boxes

17)	Date of grant

N/A

18)	Period during which or date on which exercisable

N/A

19)	Total amount paid (if any) for grant of the option

N/A

20)	Description of shares or debentures involved: class, number

N/A

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22)	Total number of shares or debentures over which options held following this notification

N/A

23)	Any additional information

N/A

24)	Name of contact and telephone number for queries

Janice M Buswell (020) 7542 8187

25)	Name and signature of authorised company official responsible for making this notification

Janice Buswell, Group Regulatory Advisor Date of Notification. 15 November 2001